UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

Commission File Number: 1-4373

THREE-FIVE SYSTEMS, INC. 401(K) PROFIT SHARING PLAN
(Full title of the Plan)

THREE-FIVE SYSTEMS, INC.
1600 North Desert Drive
Tempe, Arizona 85281
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

THREE-FIVE SYSTEMS, INC.
401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2003 AND 2002

TABLE OF CONTENTS

Mansperger Patterson & McMullin, PLC
CERTIFIED PUBLIC ACCOUNTANTS

Don A. Patterson
Jeffrey C. McMullin
James A. Wraith
Joy C. Cervantes

INDEPENDENT AUDITOR'S REPORT

To the Administrative Committee of

THREE-FIVE SYSTEMS, INC
401(k) PROFIT SHARING PLAN
Tempe, Arizona

We have audited the accompanying statements of net assets available for benefits of the Three-Five Systems, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Three-Five Systems, Inc. 401(k) Profit Sharing Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mansperger Patterson & McMullin, PLC

July 8, 2004
Tempe, Arizona

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • ARIZONA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
1222 E. Baseline Rd., Suite 200 • Tempe, Arizona 85283 • (480) 831-9500 • FAX (480) 831-8630
www.mpmcpa.com

THREE-FIVE SYSTEMS, INC.
401(k) PROFIT SHARING PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
Investments	$ 5,600,749	$ 4,471,290
Receivable from Three-Five Systems, Inc.	166,196	234,123
Receivable from employees	31,280	33,703
Net assets available for benefits	$ 5,798,225	$ 4,739,116

The Accompanying Notes are an
Integral Part of these Financial Statements.

THREE-FIVE SYSTEMS, INC.
401(K) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003 AND 2002

Additions to net assets attributable to:	
Investment income	
Interest	10,974
Dividends	115,498
Net realized/unrealized gains on investments and other income	887,139
Assets transferred in	138,580
Contributions	
Employee	746,754
Employer	166,196
Rollovers from other plans	22,642
Total additions	2,087,783
Deductions from net assets attributable to:	
Benefits paid to participants	(1,023,847)
Administrative fees	(4,827)
Total deductions	(1,028,674)
Net increase	1,059,109
Net assets available for benefits:	
Beginning of year	4,739,116
End of year	5,798,225

The Accompanying Notes are an
Integral Part of these Financial Statements.

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Three-Five Systems, Inc. 401(k) Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all U.S. employees of Three-Five Systems, Inc. (the Company) who have completed 90 days of service. The Plan is administered by the Company. The Company is responsible for the general administration of the Plan including compliance with the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was established and became effective on September 1, 1990. Employees are eligible to join the Plan on the first day of the year or the first day of the fourth month, seventh month, or tenth month after they have completed 90 days of service and have attained age 21.

Participants may elect to contribute a percentage of their compensation, up to the maximum amount allowed by law, as a pretax deferral. The Company may also contribute an additional amount determined by its sole judgment. For 2003 and 2002, the Company elected to contribute on a percentage match basis calculated as 50% of the first 6% of the participants' compensation that was contributed to the Plan. Participants become 100% vested in the Company's matching contribution after one year of service. Any forfeiture of Company contributions is used to fund Company matching contributions in the year of forfeiture. Participants can change their contribution percentage on the first day of any calendar quarter. Investment options can be changed by the participants through an automated phone system.

The Plan provides for either lump sum distributions, installment payments, life annuities, life annuities with payments guaranteed for any period less than or equal to 20 years, joint and survivor annuities upon retirement, termination of employment, death or disability. The Plan also provides for a lump sum distribution as described in the Internal Revenue Code (the Code) upon proven financial hardship (such as medical expenses), for purchasing a principal residence, payment of tuition, and payments necessary to prevent eviction. Early withdrawals are subject to tax penalties to the participant under the Code.

Although it currently has no intention of doing so, the Company has the right under the Plan agreement to terminate the Plan subject to ERISA. In the event of termination all participants become 100% vested.

At December 31, 2003 forfeited nonvested accounts totaled $8,142. These accounts will be used to reduce future employer contributions. In 2003, the Plan did not use any forfeited accounts to reduce employer contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The financial statements were prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investments

Participant loans are stated at historical cost, which approximates market value. All other investments are stated at current market value based on quoted market price.

Participants have the option to direct their contributions among eighteen investment funds managed by Fidelity Management Trust Company. The Plan also allows participants to invest up to 10% of their contributions in a fund that invests in the common stock of the Company.

The carrying values of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2003 and 2002 are as follows:

2003:	
Fidelity Dividend Growth	$ 1,257,267
Fidelity Managed Income	881,068
Fidelity Mid-Cap Stock	606,405
Pimco Total Return	514,479
Fidelity Diversified International	505,180
Fidelity Equity Income	389,802
Fidelity Freedom 2020	367,478
2002:	
Fidelity Dividend Growth	$ 1,135,220
Fidelity Managed Income	1,012,125
Fidelity Mid-Cap Stock	567,528
Pimco Total Return	510,763
Fidelity Diversified International	449,591
Fidelity Equity Income	366,667

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments (Continued)

During the year ended December 31, 2003, the Plan's investments appreciated in fair value by $887,139, as follows:

Mutual Funds	$ 877,711
Company Common Stock	9,428
	$ 887,139

Investment earnings, including net appreciation or depreciation of the assets in the Plan, are allocated to participants daily, in proportion to the value of each participant's account as of that date, to the total of all participant accounts.

Administrative Fees

Except for certain administrative fees charged by the trustee, expenses incurred to administer the Plan have been paid by the Company.

Contributions

Employee contributions are recognized in the period in which they are deducted from employees' paychecks. Employer contributions are recorded in the period in which they are accrued on the Company's financial statements.

Payment of Benefits

Benefits are recorded in the period in which they are paid.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

NOTE 3 - PARTICIPANT LOANS

The Plan allows participants to borrow funds from their accounts upon submitting a written application to the Plan administrator. The loans are for a minimum of $500 and are limited to 50% of the participant's vested account balance. Loans bear interest at rates ranging from 5.00% to 10.5% and the repayment period may not exceed 60 months, unless the loan is for a home mortgage, in which case the loan term can be extended to 180 months. Participant loans mature in various installments through December 2008. Each loan is secured by the participant's interest in his/her account. As of December 31, 2003 and 2002, the participant loans, which were included in investments in the accompanying financial statements, were $143,549 and $146,106, respectively.

NOTE 4 - TAX STATUS OF THE PLAN

The Plan received a favorable determination letter from the Internal Revenue Service (IRS) dated August 2, 1995, covering the amendments made to the Plan through December 19, 1994. The Plan was subsequently amended; however, a new determination letter covering these amendments has not been requested from the IRS. Management is of the opinion that the Plan is currently designed and being operated in accordance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

NOTE 5 - MARKET RISK

The Plan invests in various investments, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Furthermore, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management & Research Company (FMR). FMR is the parent company of Fidelity Management Trust Company (FMTC). FMTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Unitized Stock fund is comprised of Three-Five Systems, Inc. stock. Three-Five Systems, Inc. is the Plan Administrator defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 7 – TRANSFERS IN

During 2003 the Company purchased ETMA Corporation. The ETMA Corporation 401(k) Plan's balance of approximately $138,000 was transferred into the Three-Five Systems, Inc. 401(k) Profit Sharing Plan.

THREE-FIVE SYSTEMS, INC.
401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2003 AND 2002
EIN: 86-0654102
PN: 001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
1	Pimco Total Return	48,037.216units - 10.71 per unit CV	**	$ 514,479
2	*Three-Five Systems, Inc.	15,924.000 units - 5.24 per unit CV	**	83,442
3	*Three-Five Systems, Inc.	3,221.100 units - 1.00 per unit CV		3,221
4	*Fidelity Equity Income	7,835.210 units - 49.75 per unit CV	**	389,802
5	*Fidelity Value	991.136 units - 62.07 per unit CV	**	61,520
6	*Fidelity Low Price Stock	6,770.202 units - 34.98 per unit CV	**	236,822
7	*Fidelity Diversified International	20,944.442 units - 24.12 per unit CV	**	505,180
8	*Fidelity Dividend Growth	46,053.732 units - 27.30 per unit CV	**	1,257,267
9	*Fidelity Export & Multinational	8,127.258 units - 18.16 per unit CV	**	147,591
10	*Fidelity Mid-Cap Stock	28,113.358 units - 21.57 per unit CV	**	606,405
11	*Fidelity Freedom Income	384.675 units - 11.09 per unit CV	**	4,266
12	*Fidelity Freedom 2000	899.996 units - 11.78 per unit CV	**	10,602
13	*Fidelity Freedom 2010	5,507.364 units - 13.02 per unit CV	**	71,706
14	*Fidelity Freedom 2020	28,224.142 units - 13.02 per unit CV	**	367,478
15	*Fidelity Freedom 2030	2,887.664 units - 12.95 per unit CV	**	37,395
16	*Fidelity Managed Income	881,067.930 units - 1.00 per unit CV	**	881,068
17	*Spartan US Equity Index	3,777.373 units - 39.41 per unit CV	**	148,866
18	*Fidelity Freedom 2040	17,207.340 units - 7.56 per unit CV	**	130,090
				5,457,200
19	*Participant Loans	5.00% - 10.50% Interest Rate Range		143,549
	Total			$ 5,600,749

*Indicates a party-in-interest.

** Assets are participant directed investments and, therefore, cost information is not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Three-Five Systems, Inc 401(k) Profit Sharing Plan

By: [signature]

Name: George Pisaruk

Title: General Counsel

Date: July 30, 2004

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Mansperger Patterson & McMullin, PLC

Mansperger
Patterson
& McMullin, PLC
CERTIFIED PUBLIC ACCOUNTANTS

Don A. Patterson
Jeffrey C. McMullin
James A. Wraith
Joy C. Cervantes

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

THREE-FIVE SYSTEMS, INC.
401(k) PROFIT SHARING PLAN

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into Three-Five Systems, Inc.'s previously filed Registration Statement on Form S-8 (File No. 333-57933).

Mansperger Patterson & McMullin, PLC

July 8, 2004
Tempe, Arizona

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • ARIZONA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
1222 E. Baseline Rd., Suite 200 • Tempe, Arizona 85283 • (480) 831-9500 • FAX (480) 831-8630
www.mpmcpa.com